

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 1, 2010

Kent Kiefer
Chief Executive Officer
Across America Real Estate Exchange, Inc.
7660 Goddard Street, Suite 100
Colorado Springs, CO 80920

> **Re:** **Across America Real Estate Exchange, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed on March 1, 2010**
> **File No. 000-52533**

Dear Mr. Kiefer:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant